ALTERNATIVE FUELS AMERICAS, INC.

2131 HOLLYWOOD BOULEVARD, SUITE 401

HOLLYWOOD, FLORIDA 33120

January 30, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Edward M. Kelly Mr. Craig E. Slivka

Re:	Alternative Fuels Americas, Inc.(the “Company” or “AFAI”) Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed: January 9, 2012 File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s letter of January 23, 2012, the Company hereby files Amendment No. 2 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

General

1.	We considered the response to prior comment one from our letter dated November 23, 2011 and remain concerned that the offering may be a primary offering, given the 15,000,000 shares of common stock being registered for resale by Mr. Ilan Sarid, the principal stockholder of Alternative Fuels Americas, Inc. or AFAI, relative to the 17,092,444 shares of common stock held by non-affiliates. We believe that AFAI should reduce significantly the number of shares being registered for resale by Mr. Sarid relative to the number of shares held by non-affiliates. Alternatively, AFAI should identify Mr. Sarid as an underwriter in the registration statement. Language such as "may be deemed" to be an underwriter is unacceptable.

Response: In response to the Staff’s comment, AFAI has determined to treat Ilan Sarid as an “underwriter” with respect to the offering contemplated by the Registration Statement. Appropriate disclosure in this regard has been added to the end of the second paragraph of the prospectus subsection entitled “Selling Stockholders” in the “Prospectus Summary” and in the fourth to last paragraph of the “Plan of Distribution” section of the prospectus.

Securities and Exchange Commission

Divison of Corporation Finance

January 29, 2012

2.	We note your response to prior comment two from our letter dated November 23, 2011. Please disclose on the cover page of the prospectus that you are not a blank check company and have no intention to engage in a business combination.

Response: The language requested by the Staff has been added to the cover page of the prospectus.

Selling Stockholders, page 14

3.	Disclosure in the first sentence that this prospectus covers the resale of up to 64,758,131 shares of common stock is inconsistent with disclosures elsewhere that this prospectus covers the resale of up to 23,712,088 shares of common stock. Please reconcile the disclosures.

Response: The share number in the first sentence of the “Selling Stockholders” section of the prospectus has been corrected.

4.	Refer to prior comment 22 from our letter dated November 23, 2011. The revised footnote disclosure is unclear whether the natural person exercises voting or investment control or both for the shares of common stock held by the selling stockholder. Please revise. Further, if the beneficial owner is a legal entity, the legal entity should be listed in the selling stockholder table. Please revise.

Response: The selling stockholders table and footnotes thereto have been clarified in response to the Staff’s comment.

Plan of Distribution, page 17

5.	Refer to prior comment 32 from our letter dated November 23, 2011. As requested previously, disclose the specific requirements of Regulation M applicable to the offering. See Item 508(k) of Regulation S-K.

Response: The specific requirements of Regulation M applicable to the offering has been set forth in the third to last paragraph of the “Plan of Distribution” section of the prospectus.

Market Overview, page 20

6.	Explain the meaning of "VC" in the third paragraph.

Response: The term “VC” has been replaced with “venture capital” as requested by the Staff.

Business - Strategic Agreements, page 22

7.	It appears to us that you should disclose the terms of the two land leases you have entered into in note 8 or note 9 to your financial statements.

Response: The requested disclosure by the Staff with respect to the Company’s land leases has been added to Note 9 to the financial statements.

Securities and Exchange Commission

Divison of Corporation Finance

January 29, 2012

Liquidity and Capital Resources. page 27

8.	Clarify in the last paragraph the period of time that the phrase "the first twelve months" encompasses.

Response: The last paragraph of “Liquidity and Capital Resources” has been revised in response to the Staff’s comment.

Financial Statements

General

9.	Please provide an updated consent with your next amendment.

Response: An updated auditors consent is filed herewith as Exhibit 23.1.

Independent Auditor's Report

10.	We note the introductory paragraph of the auditor's report included in your amendment does not refer to your 2009 balance sheet. Please obtain an audit report that includes a revised first paragraph that covers all requisite periods and financial statements.

Response: The auditor’s report has been revised as requested by the Staff.

Note 6. Common and Preferred Stock Transactions, page F-11

11.	Please correct or clarify the disclosure in note 6 that the series C preferred stock is convertible into 43,392,940 shares of common stock with the disclosures on pages 4 and 11 that indicate it is convertible into 23,918,222 shares of common stock.

Response: Footnote 6 at page F-11 of the financial statements has been revised in response to the Staff’s comment.

12.	We note your response to prior comment 63 from our letter dated November 23, 2011. Please tell us the specific terms of the rescission rights related to the shares that you issued for services, including how you determined the rescission rights resulted in the fair value of the shares being 75% less than the fair value of shares that you issued for cash and whether the rescission rights are "solely" at your option. Please disclose the nature and existence of the rescission rights in your financial statements.

Response: We hereby advise the Staff that pursuant to the forfeiture rights, the Company has the right, for up to one year from issuance of the shares, to rescind the issuance at its sole option. Appropriate disclosure has been made to Note 6 to the financial statements at page F-11.

Recent Sales of Unregistered Securities, page II-1

13.	Refer to prior comment 53 from our letter dated November 23, 2011. As requested previously, state briefly the facts relied upon for each transaction disclosed in this section to make the exemption available. See Item 701(d) of Regulation S-K.

Response: The final paragraph in Part II, Item 15 of the registration statement has been clarified in response to the Staff’s comments.

Securities and Exchange Commission

Divison of Corporation Finance

January 29, 2012

Exhibit 5.1

14.	For registration statements registering the resale of shares that are already outstanding, the legality opinion should recognize that these securities are already outstanding and fully paid. Please revise the third paragraph to state that the shares are legally issued, fully paid, and non-assessable.

Response: A revised legal opinion giving effect to the Staff’s comment is filed herewith as Exhibit 5.1.

15.	For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise the fourth paragraph.

Response: A revised legal opinion giving effect to the Staff’s comment is filed herewith as Exhibit 5.1.

16.	The statements in the fifth paragraph are inappropriate limitations and qualifications. Please revise.

Response: A revised legal opinion giving effect to the Staff’s comment is filed herewith as Exhibit 5.1.

17.	Counsel must consent also to being named in the registration statement. Please revise.

Response: A revised legal opinion giving effect to the Staff’s comment is filed herewith as Exhibit 5.1.

Exhibits 10.5, 10.6, and 10.9

18.	We note that AFAI did not file the attachments to the exhibits filed as exhibits 10.5, 10.6, and 10.9. Unlike Item 601(b)(2) of Regulation S-K. there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

Response: Revised exhibits 10.5, 10.6 and 10.9 are filed herewith in response to the Staff’s comment.

Exhibit 10.7

19.	Since the duration or term of the agreement is one year from the date that it has been signed, it appears that the agreement has expired. If the parties have renewed the agreement, file the document evidencing the renewal as an exhibit to the registration statement.

Response: A letter agreement extending the Consulting Agreement previously filed as Exhibit 10.7 is filed herewith as Exhibit 10.10.

Securities and Exchange Commission

Divison of Corporation Finance

January 29, 2012

If you have any further questions or comments, kindly contact the undersigned at (954) 412-4150, as the Company desires to have the Registration Statement declared effective as soon as possible.

Very truly yours,

ALTERNATIVE FUELS AMERICAS, INC.

By:  /s/ Craig Frank

Craig Frank

cc:	Mr. Edward M. Kelly (redlined via Federal Express)
Mr. Craig Slivka (redlined via Federal Express)